Exhibit 1

                    Sadia's Board of Directors and Management
                        elected in Ordinary Stockholders'
                           General Meeting held today


         WALTER FONTANA FILHO HAS BEEN RECONDUCTED TO THE OFFICE OF CEO

At the Ordinary Stockholders' General Meeting held today, April 22nd, at 2 p.m., in Concordia, SC, Sadia S.A. had Administration accounts, Balance Sheet and other Financial Statements for the fiscal year 2002 duly approved, in addition to the appropriation of last year's net profit total balance, in the amount of R$ 147,652,005.61.

For the Board of Directors, the following were elected for another one-year term of office: Romano Ancelmo Fontana Filho (Chairman), Osorio Henrique Furlan, Sergio Fontana dos Reis, Attilio Fontana Neto, Marise Pereira Fontana Cipriani, Ottoni Romano Fontana Filho, Alcides Lopes Tapias, Karlos Heinz Rischbieter, Vicente Falconi Campos, Roberto Faldini and Victor Bayard de Maura Fontana.

At the Extraordinary Stockholders' General Meeting that followed, the Board proposal to increase capital stock from R$ 700 million to R$ 1 billion through the use of capitalizable reserves, without stock issuance, was approved.

The Meeting being over, the elected members of the Board of Directors took office and afterwards elected the Management, thereby reconducting Walter Fontana Filho to the office of CEO. Two executives, previously in the capacity of managers, were promoted to Marketing Director and Logistics Director respectively, namely Gilberto Meirelles Xando Baptista and Paulo Francisco Alexandre Striker. Other directors reconducted are: Adilson Serrano Silva, Human Resources Director; Alfredo Felipe da Luz Sobrinho, Institutional Relations and Legal Director; Antonio Paulo Lazzaretti, Process and Product Director; Artemio Fronza, Grain and Feed Purchase Director; Eduardo Fontana D'Avila,
Industrial Director; Flavio Luis Favero, Processed Product Production Director; Flavio Riffel Schmidt, Information Technology Director; Gilberto Tomazoni, Marketing and Sales Director; Guillermo Henderson Larrobla, International Sales Director; Luiz Gonzaga Murat Jr., Administrative, Finance and Investor Relations Director; Roberto Banfi, International Sales Director; Ronaldo Kobarg Muller, Poultry Production Director and Valmor Savoldi, Supplies Director.

For the Statutory Fiscal Committee, the following were elected: Sergio Pires Ferreira, Jose Fernando Monteiro Alves and Perceval Leite Britto as regular members and Mara Cardoso Duarte, Joao Andrijic Malandrin and Rafael Natal Monaco as substitutes.

                           SAO PAULO, APRIL 22, 2003.
                                   SADIA S.A.